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                                  Contact:    Pam Sherry
                                  Telephone:  (910)584-5171
                                              Ext. 6768
FOR IMMEDIATE RELEASE


  LABORATORY CORPORATION OF AMERICA ANNOUNCES AMENDMENT TO
                      CREDIT AGREEMENT

     Recapitalization Program Has Full Support of Banks


Burlington, NC, September 27, 1996 -- Laboratory Corporation of America Holdings (LabCorp) (NYSE: LH) announced today that it has successfully negotiated an amendment to its existing credit agreement covering both long-term and revolving credit. As previously announced, the Company obtained waivers for the quarter ended June 30, 1996 of two covenants contained in the credit agreement. The new amendment modifies the interest coverage and leverage ratios applicable to the quarters ending September 30 and December 31, 1996, and will result in increased interest rate margins on the facilities through the periods covered by the amendment.

"While the amendment will increase our near-term interest costs, it indicates a solid working partnership with our banks," said Dr. James B. Powell, President and Chief Executive Officer. "We now believe we have the support, flexibility and time necessary to develop a long-term capital structure that better reflects the Company's future requirements."

The Company noted that each of the above forward-looking statements is subject to change based on various important factors, including (without limitation) competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1995.

Laboratory Corporation of America Holdings (LabCorp) is a national clinical laboratory organization with estimated annualized revenues of $1.6 billion. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analysis to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.